Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

March 29, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted January 26, 2024 CIK No. 0001875994

Dear Mr. Dias,

Xinxu Copper Industry Technology Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 12, 2024, regarding the draft registration statement on Form F-1 submitted to the Commission on January 26, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes in response to the Staff’s comments have been made in the Registration Statement on Form F-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

The rules and regulations in China can change quickly with little advance notice..., page 24

1.	We note your response to prior comment 9 and reissue as it relates to your disclosure in this section. Please revise to restore the paragraphs discussing the general uncertainty regarding PRC governmental regulation of overseas listings.

Response: In response to the Staff’s comment, we have revised our disclosures under “Risk Factor” section on page 24 of the Registration Statement.

Change in Registrant’s Certifying Accountant, page 152

2.	Although you disclose in the first paragraph that your former auditor was dismissed on October 12, 2023, you also make references to a subsequent interim period ending October 5, 2023. Please explain to us the reason for this difference and revise your disclosures as necessary to clarify the dismissal date.

Response: We respectfully advise the Staff that the reference to October 5, 2023 date was a typo. In response to the Staff’s comment, we have revised our disclosures under “Change in Registrant’s Certifying Accountant” on page 152 of the Registration Statement.

Note 29 - Condensed Financial Information of the Parent Company, page F-31

3.	Please revise your disclosures to include condensed statements of cash flows as required by Rule 12-04(a) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclosures under “Financial Statements - Condensed Financial Information of the Parent Company” on page F-33 of the Registration Statement.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP